Exhibit 99.2

Conference Title:	Mamma.com Inc. 2006 Q2 Earnings Call
Conference Date:	August 10, 2006
Start Time:	4:30 p.m. ET
Reserved Length:	60 mins

CCN Contact:	Rodrigo Lima
Tel:	514.392.6750

Conference Logistics:

Participants
Live Conference Access information:
Local Access: 416-644-3420
Toll-Free Access: 1-800-814-4861

Chairperson & Speaker Dial-in Number
Local Access: 416-644-3428
Toll-Free Access: 1-800-814-4860

Guest Speakers:
Gina DeYoung
Guy Fauré
Daniel Bertrand

Speaker:

Operator (GINA VERSION)

GOOD MORNING, LADIES AND GENTLEMEN, AND WELCOME TO THE Mamma.com Earnings Conference Call for Q2 2006. AT THIS TIME, ALL PARTICIPANTS ARE IN A LISTEN-ONLY MODE. FOLLOWING TODAY’S PRESENTATION, INSTRUCTIONS WILL BE GIVEN FOR THE QUESTION-AND-ANSWER SESSION. PLEASE REFRAIN FROM USING ANY OFFENSIVE LANGUAGE. IF ANYONE NEEDS ASSISTANCE AT ANY TIME DURING THE CONFERENCE, PLEASE PRESS THE STAR, FOLLOWED BY THE ZERO. AS A REMINDER, THIS CONFERENCE IS BEING RECORDED TODAY. I WOULD NOW LIKE TO TURN THE CONFERENCE OVER TO GINA DEYOUNG, DIRECTOR OF CORPORATE COMMUNICATIONS & MARKETING

GINA DEYOUNG, DIRECTOR OF CORPORATE COMMUNICATIONS & MARKETING

Good afternoon and welcome to Mamma.com’s Q2 2006 earnings conference call. Participating on the call today are Guy Fauré, President & CEO, and Daniel Bertrand, Executive Vice-President and CFO. Today’s remarks will last about 15 minutes. Before I turn the call over to Guy, please note that Mamma.com has not provided guidance in the past and is not providing guidance for the third quarter this year and moving forward. Please note, however, various remarks we make on this call about our future plans and prospects constitute forward-looking statements. For the purposes of the Safe Harbor provisions, under the Private Securities Litigation Reform Act, actual results may differ materially from those indicated by these forward-looking statements due to various important factors identified in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission, including among other things, the spending environment for advertising sales, dependence on third-party pay placement providers and dependence on third parties for content distribution or advertising delivery. Unless otherwise indicated, revenues and other metrics on this call are based on continuing operations.

I will now turn over the call to Guy Fauré.

Guy Fauré

President & CEO

Good afternoon everyone.

The Company’s Q2 2006 net loss was $1.27 million ($0.09 per share) compared to a net loss of $2.5 million ($0.20 per share) for the same period in 2005. Revenues in the second quarter of 2006 were 20% or $1,929,251 below the $2,413,194 revenues for the same period in 2005. We continue to focus our energy on strengthening the company’s underpinnings to ensure we effectively execute our strategic objectives.

We have increased our Search Network and our software licensing/customization revenue streams over last year. While we experienced a significant decrease in the ad network revenues, we continue to rebuild this segment through a primary focus on establishing exclusive relationships with major advertising agencies to secure premium campaigns.

Research indicates that while total ad spending remains consistent, ad dollars are shifting from traditional media to online. This indicates that major media conglomerates will increase investments in their on-line properties, which are becoming an ever more important asset that they require to grow and secure.

During the second quarter we launched our Private Label Program for the Copernic Desktop Search application. We believe that our approach will provide these media conglomerates with a competitive barrier against the escalating threat of user attrition posed by the major search engines that are often utilized as the primary point of entry to the Internet. Our sales team is actively soliciting major portals and ISPs with a privately branded desktop search solution, which will enable them to compete in the battle for desktop real estate currently being waged by the major search engines. Our solution allows major on-line properties to deliver the leading desktop search product with direct entry points to the portal’s privately branded services while at the same time permitting their users to conduct a web search through their existing search engine partner. This will allow them to increase their user retention, the pages viewed per user as well as the web search revenue on a per user basis.

The Search Network revenues remain stable. We continue to build Tier 1 revenue through optimizing and growing our current partner base. We are equally determined to improve monetization on our owned and operated properties and are presently working on potential revenue synergies between our search property and the Copernic Desktop Search product.

A delegation was sent to represent Mamma.com’s service offering at the Search Engine Strategies Conference this week in San Jose, California.

We were able to complete the majority of the integration of the Copernic and Mamma teams, in particular the integration of the R&D functions under a common management structure. Development teams have been mandated to work on new search applications, which we plan to release later this year.

Finally, there is no news to report on the status of the SEC investigation. We have always cooperated fully with the government agency and have provided all materials requested.

Thank you. Daniel Bertrand will now go over the financials for the second quarter.

DANIEL BERTRAND, EVP &CFO

Results of Operations

Revenues

Revenues in Q2, 2006 totalled $1,929,251 compared to $2,413,194 for the same period in 2005, the decrease of $483,943 or 20% was mainly due to a reduction in the graphic advertising revenues of $1,091,612 caused by a delay in our graphic revenue pick up compared to the same period in 2005 and a significant shift in our sales strategy; offset by increased revenues in search advertising of $399,927 and software licensing and customized development and maintenance support of $207,742. Revenue for the six months amounted to $4,138,913, compared to $5,414,909, a decrease of $1,275,996 or 24% as compared to the corresponding period of the previous year. The decrease was mainly due to a reduction in the graphic advertising revenues of $2,225,941 offset by increases from other types of revenues: search $493,883, software licensing $196,927 and customized development and maintenance support $259,135.

For the six-month period ended June 30, 2006, the Company had two major customers from which 10% or more of total revenues were derived. Revenues from these customers represented 31% of the Company’s revenues as compared to 26% for the same period last year. There can be no assurance that the Company will be able to retain these customers in the future.

Cost of Revenues

Cost of revenues represents partners’ payouts and bandwidth costs to deliver our services. In Q2, 2006, cost of revenues represented $533,756, or 31% over search and graphic revenues compared to $1,032,173 or 43% over search and graphic revenues for the same period in 2005. Payout costs in Q2 2006 over search and graphic revenues were at 25%, compared with 40% in Q2 2005 mainly due to product mix between search and graphic, where search has an average payout cost lower than graphic, and due to the fact that for most of Copernic search revenues no payouts are incurred. For the six-month period, costs of revenues represented $1,254,452 or 34% over search and graphic revenues compared to $2,326,475 or 43% for the same period last year.

Marketing, sales and services

Marketing, sales and services consist primarily of the salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q2, 2006, these expenses decreased to $457,780 compared to $678,732 for the same period in 2005, representing a decrease of $220,952 or 33%. The decrease for the quarter reflects a decrease in salaries and related employment costs, explained by a reduced number of sales force personnel and lower commissions due to reduced sales; decreases of bad debt, publicity and charges paid for content from other search engines.

For the period of six months, these expenses totalled $916,912 compared to $1,208,269 for the same period last year, a decrease of $291,357 or 24%.

General and administration

General and administrative expenses in Q2 2006 totalled $1,130,185 as compared to $1,828,834 for the same period last year, a decrease of $698,649 or 38%.

The decrease is primarily explained by a reduction of $727,000 of professional fees related to the purported securities class action lawsuits and SEC investigation.

For the six-month period, general and administrative expenses decreased by $1,364,737. The decrease is mainly explained by the reduction of $1,545,000 of professional fees in relation with the SEC, a reimbursement of $460,000 from our insurance company for professional fees recorded in 2005 related to the SEC investigation. Two items mainly offset these reductions: an increase of $275,000 in stock based compensation and an increase of $240,000 in salaries and related costs.

Product development and technical support

Product development and technical support expenses amounted to $631,452 in Q2 2006 compared to $337,942 for the same period last year. For the period of six months, these expenses totalled $1,308,601 compared to $635,148 for the same period in 2005. These increases were mainly related to the acquisition of Copernic where most of the human resources are related to.

Amortization of intangible assets

Amortization of intangible assets increased to $524,933 in Q2 2006 compared to $49,519 for the same period last year. For the six-month period, these expenses totalled $1,050,557 compared to $96,389 in 2005 mainly related to Copernic transaction where amortization of trade-name, technology and customer relationships has to be accounted for.

Interest and other income

Interest income decreased in the second quarter of 2006 to $105,595 from $160,387 for the same period in 2005. For the period of six months, interest income decreased to $196,119 from $311,158 in 2005, reflecting the lower liquidities following the acquisition of Copernic at the end of December 2005.

Loss (gain) on foreign exchange

Loss on foreign exchange totalled $145,625 for Q2 2006 compared to a gain of $2,418 for the same period last year. For the six-month period, loss on foreign exchange increased to $135,227 from almost nil for the same period last year. The variation is explained by a significant change in the foreign exchange rate in 2006.

Income taxes

Recovery of future income taxes totalled $159,274 and $318,548 for the three and six-month periods ended June 30, 2006. The recovery of future income taxes recorded in 2006 relates to the Copernic amortization of intangible assets which does not have the same asset base for accounting and tax purposes.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $1,270,179 ($0.09 per share) in Q2 2006 compared to a loss of $1,375,499 ($0.11 per share) for the same period last year. For the six months ended June 30, 2006, the Company reported a loss from continuing operations of $2,170,851 ($0.15 per share), compared to a loss of $2,028,958 ($0.17 per share) for the same period last year.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations of Digital Arrow for the quarter and six-month period ended June 30, 2006 contributed to earnings of $3,983 ($0.00 per share) and $29,572 ($0.00 per share) respectively compared to a loss of $1,123,754 ($0.09 per share) and $1,361,117 ($0.11 per share) for the three and six-month periods ended June 30, 2005. In 2006, the contribution was due to a reversal of a reserve for salary expenses after a settlement with two former employees.

Loss and net loss per share

Net loss for the three and six-month periods ended June 30, 2006 totalled $1,266,196 ($0.09 per share) and $2,141,279 ($0.15 per share) respectively, compared to a net loss of $2,499,253 ($0.20 per share) and $3,390,075 ($0.28 per share), respectively, for the same periods last year.

Concentration of credit risk with customers

As at June 30, 2006, four customers represented 72% of net trade accounts receivable compared to 32% from three customers for the same period last year, resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless, we cannot assure that we can retain the business of these customers or that their business will not decline in the future.

Liquidity and Capital Resources

Operating activities

As at June 30, 2006, the Company had $8,423,167 of liquidities compared to $8,514,513 as at December 31, 2005.

In Q2 2006, operating activities from continuing operations used cash totalling $290,158 compared to used cash of $2,083,306 for the same period in 2005. The decrease is mainly due to a decrease in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable and a decrease of loss from continuing operations net of non-cash items.

For the six months ended June 30, 2006, operating activities from continuing operations used cash totalling $381,469 compared to $2,017,324 for the same period in 2005. The decrease is mainly due to a decrease in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable and a decrease of loss from continuing operations net of non-cash items.

Investing activities

In Q2 2006, investing activities from continuing operations generated cash totalling $272,606 mainly due to a reimbursement related to Copernic business acquisition. The cash generated in Q2 2005 mainly reflected the net decrease in temporary investments of $6,912,561.

For the six months ended June 30, 2006, investing activities from continuing operations generated cash totalling $4,267,871 mainly due to a reimbursement related to Copernic business acquisition and net decrease in temporary investments of $4,013,312.

Financing activities

In Q2 2006 and for the six months ended June 30, 2006, no cash was provided by, nor used in the financing activities of the Company. For the same period last year, financing activities required cash of $1,053,155 for the redemption of common shares as per the Normal Course Issuer.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements until Q2 of 2007. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

This completes the financial overview, Guy, would you like to wrap up?